SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SOUTHWALL TECHNOLOGIES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

844 909 101

(CUSIP Number)

Nicholas C. Unkovic, Esq., Squire, Sanders & Dempsey L.L.P.
600 Hansen Way, Palo Alto, CA 94304-1043; (650) 856-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844 909 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teijin Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N.A.

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 667,696 Common Shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 667,696 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,696 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 844 909 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teijin Films Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N.A.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N.A.

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 667,696 Common Shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 667,696 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,696 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, $0.00l par value, of Southwall Technologies Inc., a Delaware corporation (“Southwall”).  The principal executive offices of Southwall are located at 1029 Corporation Way, Palo Alto, CA  94303.

Item 2.	Identity and Background

a.             This Statement is being filed by Teijin Limited, a Japanese corporation (“Teijin”), and Teijin Films Limited, a Japanese corporation (“Teijin Films,” together with Teijin, the “Reporting Persons”).  The registered office of Teijin is at 6-7, Minami-honmachi 1-Chome, Chuo-ku, Osaka 541, JAPAN.  The registered office of Teijin Films is at 1-1 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN.

b.             Teijin is a US$6 billion diversified chemicals and plastics, fibers, pharmaceutical and medical products, information systems and media company based in Osaka, Japan.  Its operations include the manufacture and sale of polyester (PET) films which are used in a variety of applications.  Teijin Films is a wholly owned subsidiary of Teijin.  The name, business address, present principal occupation and citizenship of each executive officer and director of Teijin and Teijin Films are set forth in Appendices A and B attached hereto, which are incorporated herein by reference.

c.             During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Reporting Persons’ executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

d.             During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the Reporting Persons’ executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Effective as of April 1, 2003, pursuant to a reorganization plan adopted by the board of directors of Teijin on January 29, 2003, Teijin transferred certain assets to Teijin Films in exchange for all the shares of Teijin Films.  The transferred assets included Teijin’s entire interest in 667,000 shares of the Common Stock of Southwall (the “Southwall Common Stock”).  There are no funds or other consideration required to be disclosed in connection with the transfer of 667,000 shares of the Southwall Common Stock from Teijin to Teijin Films.

Item 4.	Purpose of Transaction

The Reporting Persons will hold the shares of Southwall for investment purposes in order to further their cooperative relationship with Southwall.  The Reporting Persons currently do not intend to acquire control of Southwall, although they may buy or sell (from time to time in open market transactions) additional shares of the Southwall Common Stock.  In determining whether to buy or sell additional shares of the Southwall Common Stock, the Reporting Persons will consider various factors, including Southwall’s financial condition, business and prospects, price levels of the Southwall Common Stock, the business relationship between the Reporting Persons and Southwall, other opportunities available to the Reporting Persons, and general economic, money and stock market conditions.  Depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of the Southwall Common Stock.  The Reporting Persons currently have the right to nominate one of the six directors on Southwall’s board of directors each year.  At the time of this filing, Mr. Noriyuki Nakamura, President of Teijin Holdings USA Inc., serves as the Reporting Persons’ representative on Southwall’s board of directors, and his tenure will continue until April 1, 2004.

Except as discussed above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of Southwall or the disposition of securities of Southwall;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Southwall or any of its subsidiaries, if any;
(c)	A sale or transfer of a material amount of assets of Southwall or any of its subsidiaries;
(d)	Any change in the present board of directors or management of Southwall, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of Southwall;

	(f)	Any other material change in Southwall’s business or corporate structure;
	(g)	Changes in Southwall’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of Southwall by any person;
(h)

Causing a class of securities of Southwall to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of Southwall becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

Teijin purchased 667,000 shares of the Southwall Common Stock at a price of $7.50 per share, for an aggregate purchase price of $5,002,500, pursuant to a Basic Agreement Regarding Stock Purchase Between Southwall/Teijin dated April 9, 1997, which is described in item 6 below.  Teijin also received warrants in 1997 to purchase 158,000 shares of the Southwall Common Stock at $9.00 per share.  These warrants were not exercised and expired on May 30, 2000.  As the result of a Compensation Agreement dated around July 1, 1999 entered into between Teijin and Mr. Hideo Nakamori (the “Compensation Agreement”), the Reporting Persons share dispositive and voting power with respect to 696 shares of the Southwall Common Stock owned of record by Mr. Hideo Nakamori.  Effective as of April 1, 2003, Teijin transferred its entire interest in 667,000 shares of the Southwall Common Stock to Teijin Films.  As of the date of filing of this Amendment No. 2, the Reporting Persons are beneficial owners of 667,696 shares of the Southwall Common Stock owned by Teijin Films, which represents approximately 5.3% of total outstanding shares of Southwall.

	(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: -667,696-
	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: -667,696-
	(c)	The Reporting Persons have not engaged in any transactions in the Southwall Common Stock during the past 60 days.
	(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 667,696 shares of the Southwall Common Stock.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Teijin purchased 667,000 shares of the Southwall Common Stock pursuant to a Basic Agreement Regarding Stock Purchase Between Southwall/Teijin dated April 9, 1997 (the “Basic Agreement”).  The Basic Agreement also sets forth a general framework for areas in which Teijin and Southwall may collaborate in the future.  Detailed descriptions of the terms of the Basic Agreement and a copy of the Basic Agreement are contained in Teijin’s Schedule 13D dated April 9, 1997.

Teijin agreed to guarantee a Japanese bank loan to Southwall.  In consideration of the guarantee, Teijin received warrants in 1997 to purchase 158,000 shares of the Southwall Common Stock at $9.00 per share.  These warrants were not exercised and expired on May 30, 2000.  The Teijin guarantee was collateralized by certain inventory and equipment located in Southwall’s Tempe manufacturing facility, to the extent necessary to provide 120% net book value coverage of the outstanding loan balance (the “Southwall Collateral”).  The interest rate on the loan is re-set semi-annually at LIBOR plus 1.0% (5.25% on September 30, 2001, and 3.14% on September 29, 2002).  Southwall is also subject to certain financial covenants under the guarantee.  Southwall pays Teijin semi-annually a loan guarantee service fee equal to 0.5625% of the outstanding balance.  The loan requires semi-annual payments of interest only during the first four years, followed by semi-annual installments plus interest, beginning in May 2001, for the remaining three-and-one-half year term.  On December 31, 2001, Southwall was not in compliance with certain of the financial covenants to Teijin pertaining to this loan.  Southwall received a waiver from Teijin and the Japanese bank of any defaults that may exist through and including September 30, 2003 arising out of Southwall’s failure to comply with the financial covenants of the guarantee agreement relating to minimum quick ratio, tangible net worth and maximum debt/tangible net worth.  The waiver was conditioned on Southwall’s agreement to prepay $2.5 million of the debt from the proceeds of its public offering.

On July 8, 2002, Southwall completed a follow-on public offering of 3,500,000 shares of its common stock at a price of $4.50 per share.  On August 5, 2002, Southwall sold an additional 307,300 shares at a price of $4.50 per share, when its underwriters exercised part of their overall allotment option.  The net proceeds to Southwall from the offering and the over allotment option after deducting underwriting discounts and commission and offering expenses were approximately $15.1 million.  On November 6, 2002, Southwall used the net proceeds to prepay $2.5 million of the Japanese bank loan, in addition to the scheduled principal payment of $1.25 million, leaving an outstanding balance of $2.5 million.  Upon such prepayment, Teijin released its security interest in the Southwall Collateral except for certain machines located at Southwall’s Tempe plant.

Teijin and Mr. Hideo Nakamori entered into the Compensation Agreement on or about July 1, 1999.  As a result of the Compensation Agreement, the Reporting Persons share dispositive and voting power with respect to 696 shares of the Southwall Common Stock owned of record by Mr. Hideo Nakamori.

On January 29, 2003, the board of directors of Teijin approved a reorganization plan for Teijin.  Pursuant to the reorganization plan, a new subsidiary corporation, Teijin Films, was formed in Japan.  Effective as of April 1, 2003, Teijin transferred certain assets to Teijin Films in exchange for all the shares of Teijin Films.  The transferred assets included Teijin’s entire interest in 667,000 shares of the Southwall Common Stock.

As a result of the Reporting Persons’ beneficial ownership of 667,696 shares of the Southwall Common Stock, the Reporting Persons currently have the right to nominate one of the six directors on Southwall’s board of directors each year.  At the time of this filing, Mr. Noriyuki Nakamura, President of Teijin Holdings USA Inc., serves as the Reporting Persons’ representative on Southwall’s board of directors, and his tenure will continue until April 1, 2004.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Joint Filing Agreement, dated April 1, 2003, between Teijin and Teijin Films.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2003	TEIJIN LIMITED

	Signature:	/s/ Yukio Kobayashi
	Name:	Yukio Kobayashi
	Title:	Assistant to General Manager Films Business Group Teijin Limited

April 1, 2003	TEIJIN FILMS LIMITED

	Signature:	/s/ Takashi Yamagishi
	Name:	Takashi Yamagishi
	Title:	Vice President Teijin Films Limited

APPENDIX A

INFORMATION CONCERNING THE EXECUTIVE
OFFICERS AND DIRECTORS OF TEIJIN LIMITED

(a)           Shosaku Yasui

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Chairman of the Board

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Toru Nagashima

(b)           6-7 Minami-hommachi 1-chome, Chuo-ku, Osaka 541-8587, JAPAN

(c)           President, Member of the Board, and CEO (Chief Executive Officer)

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Noriaki Nagashima

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Senior Managing Director, Member of the Board, and CTO (Chief Technology Officer)

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Akira Masuyama

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Senior Managing Director, Member of the Board, and CIO (Chief Information Officer)

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Takashi Kishida

(b)           6-7 Minami-hommachi 1-chome, Chuo-ku, Osaka 541-8587, JAPAN

(c)           Managing Director, Member of the Board, and CESHO (Chief Environment, Safety and Health Officer

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Mutsuhiko Yoshizumi

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Manager Director, Member of the Board, and CHO (Chief Human Resources Officer)

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Naoto Takano

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Director, Member of the Board, and CFO (Chief Financial Officer)

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Makoto Okitsu

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Director, Member of the Board

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Kiyoshi Tsutsumi

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Director, Member of the Board

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Takanobu Fujii

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Director, Member of the Board

(d)           N/A

(e)           N/A

(f)            Japan

APPENDIX B

INFORMATION CONCERNING THE EXECUTIVE
OFFICERS AND DIRECTORS OF TEIJIN FILMS LIMITED

(a)           Takayuki Katayama

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Member of the Board, President

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Takashi Yamagishi

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Member of the Board, Vice President

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Yukio Kobayashi

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Member of the Board, General Manager Business Department

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Noboru Murata

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Member of the Board

(d)           N/A

(e)           N/A

(f)            Japan

(a)           Fumiaki Yogoro

(b)           1-1, Uchisaiwaicho-cho 2-chome, Chiyoda-ku, Tokyo 100-8585, JAPAN

(c)           Statutory Auditor

(d)           N/A

(e)           N/A

(f)            Japan

EXHIBIT A

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement of Schedule 13D (including amendments thereto) with respect to Common Shares, par value $0.001 per share, of Southwall Technologies Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instruments.

April 1, 2003	TEIJIN LIMITED

	Signature:	/s/ Yukio Kobayashi
	Name:	Yukio Kobayashi
	Title:	Assistant to General Manager Films Business Group Teijin Limited

April 1, 2003	TEIJIN FILMS LIMITED

	Signature:	/s/ Takashi Yamagishi
	Name:	Takashi Yamagishi
	Title:	Vice President Teijin Films Limited